UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2018

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 10, 2018	By:	/s/ Julian Lin
Name: Julian Lin
Title: President

NEWS RELEASE

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates Tel: 212-245-4577 E-mail: kevin@cameronassoc.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

Announces Financing Package for the Construction of Nam Tai Inno Park and Date of Earnings Release

SHENZHEN, PRC – April 10, 2018 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) announced today that it has entered into a US$184 million financing package for the construction of Nam Tai Inno Park with China Construction Bank Corporation, Shenzhen Branch. China Construction Bank Corporation is one of the “big four” state-owned commercial banks in the People’s Republic of China (“CCB”).

The financing package is on schedule for the construction of Nam Tai Inno Park, a high-end research and development center located at Guangming District, Shenzhen City, the People’s Republic of China. Upon completion, Nam Tai Inno Park will include:

•	269,000 sqm gross floor mixed-use complex which includes spaces for office/R&D center, apartment and commercial/retail space; and
•	1,500 underground parking spaces.

The financing package principally consists of a fixed asset loan agreement between CCB and Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”), Nam Tai’s wholly-owned, indirect subsidiary that holds the land use rights of Nam Tai Inno Park, with the following terms:

•	RMB1.2 billion (US$184 million) credit facility;
•	10 years term;
•

at each drawdown, an interest rate will be offered to us that is adjusted from the benchmark interest rate published by the People’s Bank of China (PBOC) for the same class of loan during the period the drawdown is effected, which adjusted interest rate must be within the range not to exceed 10% below and 60% above the PBOC benchmark interest rate;

•	repayment to start on the earlier of (i) the second anniversary following the initial drawdown, or (ii) upon receipt of rental income; and
•	no early repayment penalty.

The financing package is secured by:

•	share pledge for 100% of the outstanding shares of Zastron Shenzhen;
•	mortgage on the land and buildings of Nam Tai Inno Park;
•	charge on the accounts receivable of Nam Tai Inno Park; and
•	joint and several guarantee by Nam Tai Investment (Shenzhen) Co., Ltd., the holding company of Zastron Shenzhen.

“We are pleased that China Construction Bank continues to strengthen its business relationship with us,” said Company CEO Ying Chi Kwok. “With the construction financing secured, we are now able to focus all our resources and expertise on building Nam Tai Inno Park, with high hope that it will achieve all of our expectations.”

As of the end of 2017, Nam Tai has a total cash balance of $167.5 million and no debts. Total construction cost for Nam Tai Inno Park is estimated to be $312 million; planned capital investment for 2018 is $132.9 million.

In addition, Nam Tai will release its first quarter 2018 earnings on Monday, April 30, 2018, one week ahead of the previously announced schedule.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Guangming, Shenzhen, and Gushu, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties into Nam Tai Inno Park and Nam Tai Inno City; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2018 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depends upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2018, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).